August 12, 2010

Don S. Mendelsohn
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202-4089

Re: Grand Prix Investors Trust
        File Nos. 333-168095 & 811-22439

Dear Mr. Mendelsohn:

        We have reviewed the registration statement on Form N-1A filed on behalf of
Grand Prix Investors Trust ("Fund") on July 14, 2010. We have the following comments.

Prospectus

Cover Page

1.   On the cover page, please include the exchange ticker symbol of the Fund. See
Item 1(a) of Form N-1A.

2.   Portfolio Turnover is listed as a section in the index. Please delete or somehow
designate it as a sub-section of Fees and Expenses. Similarly, we recommend modifying
the font of "portfolio turnover" in the summary section to be consistent with "Example,"
another subsection of Fees and Expenses.

Fees and Expenses

3.   The footnote * states, "The Fund will impose a 1.00% redemption fee on shares
redeemed within six months of purchase. A wire transfer fee of $20 will be charged to
defray custodial charges for redemptions paid by wire transfer." Please delete the first
sentence. You may add "within six months of purchase" to the redemption fee heading
in the chart. In addition, please delete the second sentence. You may add "wire transfer
fee" as a line item in the chart.

4.   Items 2 through 8 of Form N-1A may not include disclosure other than that
required or permitted by those Items. See General Instruction C.3(b). In footnote (1),
please delete "[The Fund does not expect to incur any "Other Expenses" during the first
year of operations.]"

5.	Footnote (2) states, "Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies." Please further disclose in the footnote that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

6.	Please delete " reinvest dividends and distributions," from the Example subsection.

Principal Investment Strategies

7.	The prospectus states, "Under normal circumstances, the Fund will invest at least 80% of its net assets plus borrowings in the equity and debt securities of Formula 1 companies, which the Fund's investment adviser, Autosport Fund Advisors, Inc. ("Autosport" or the "Adviser"), defines as companies that support or sponsor Formula 1 auto racing or that have an economic interest in or connection to Formula 1 racing." (Emphasis added.) Disclosure in another section of the prospectus states, "Formula 1 companies include companies that sponsor Formula 1 teams or races (or events at a Formula 1 racetrack), that advertise at Formula 1 races, that manufacture or supply products or services used in Formula 1 auto racing or that have some other involvement or affiliation with Formula 1 racing and its teams. The investment adviser will implement a screen to identify Formula 1 companies. This screen creates a universe of approximately one hundred and fifty companies." Please change the term "Formula 1 companies" to "Formula 1 sponsor companies" or similar term. In addition, please further clarify the meaning of the underlined terms above. For example, would all advertisers at a race have a sufficient nexus? In addition, the summary section should indicate that the Fund will make investments selections from a pool of only approximately 150 companies. We may have further comments.

8.	The prospectus states, "The Fund will normally hold both common stocks and debt securities, generally with 40% to 80% of its net assets invested in common stocks and 10% to 30% of its net assets invested in debt securities. The Adviser intends that securities of Formula 1 companies will constitute most of the Fund's investments, other than cash equivalents." Please further clarify the investment allocations. If 40% are in equities and 30% are in debt securities, will the remaining assets be in cash equivalents. (Are cash equivalents excluded from debt securities?) In addition, please explain to the staff whether the fund will meet the 80% test when the Fund is invested only 40% in equities.

9.	Please further discuss the equity securities. For example, will they likely be foreign or domestic and large cap or small cap.

10.	Please further discuss the debt securities. For example, will they likely be foreign or domestic and further discuss quality and maturity parameters. (We note the prospectus later states the Fund may invest without limit in junk bonds.)

Formula 1 Company Security Risk

11.   The prospectus states, "The Fund also runs a greater risk of loss than a fund that invests in a wider range of securities." Please add "Because the Fund selects from a small universe of companies (approximately 150)," or similar language to the beginning of the sentence.

Foreign Security Risk

12.   This section states foreign securities "may be riskier than U.S. investments." Please further clarify such risks. In addition, in a letter to the staff, please confirm that emerging markets will not be a principal strategy or risk.

Other Purchase Information

13.   Please further describe, with specificity, any policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares. See Item 11(e)(4)(iii) of Form N-1A.

14.   The prospectus states, "The Fund also will impose a redemption fee on shares redeemed within 90 days of purchase." However, the fee table states that the redemption period is six months. Please revise such disclosure.

The Investment Adviser

15.   The prospectus states, "The Adviser pays all of the operating expenses of the Fund except brokerage; taxes; borrowing costs (such as interest and dividend expenses on securities sold short); fees and expenses of non-interested person trustees; extraordinary expenses; and expenses incurred pursuant to Rule 12b-1 under the 1940 Act (if any)." If true, please state that Acquired Fund Fees and Expenses are also excluded.

Statement of Additional Information ("SAI")

Front Cover Page

16.   Please include the exchange ticker symbol of the Fund's securities on the front cover page. See Item 14(a)(2) of Form N-1A.

Management of the Fund

17.   Please provide the information required by Item 17(b) of Form N-1A.

18.   In a letter to the staff, please explain whether there are any additional professional employees of the adviser other than Mr. Foti. If not, please consider whether this should be a risk factor of the Fund.

Tax Consequences

19.   The SAI states, "The Jobs and Growth and Tax Relief Reconciliation Law of 2003 reduced the rate on "qualifying dividends" to 15% (5% for those in 10% or 15% income tax bracket)." Please disclose when such reductions are set to expire.

Financial Statements

20   Please explain to the staff whether the Fund intends to provide a statement of assets and liabilities.

Part C

Item 35

21.   If applicable, please provide the undertaking required by Item 35.

General

22.   If the Fund intends to use a summary prospectus, please provide to the staff a copy of the legend the Fund intends to use on the cover or the beginning of such summary prospectus. See Rule 498(b)(1)(v) under the Securities Act of 1933.

23.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

24.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

25.   Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

26.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, please furnish a letter acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel